GLOBAL BUSINESS TRAVEL GROUP, INC.
666 3rd Avenue, 4th Floor

New York, NY 10017
(212) 679-1600

August 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Loan Lauren Nguyen
Irene Barberena-Meissner

RE:	Global Business Travel Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-265748

Dear Ms. Nguyen and Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-265748) be accelerated by the Securities and Exchange Commission to 4:30 p.m. New York time on August 5, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Global Business Travel Group, Inc.

By:	/s/ Eric J. Bock
Eric J. Bock
Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

cc:    P. Michelle Gasaway

Skadden, Arps, Slate, Meagher & Flom LLP

cc:    Gregory A. Fernicola

Skadden, Arps, Slate, Meagher & Flom LLP